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03 DEC 15 AM 7:21

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SHARON N. PURCELL
DIRECT DIAL (212) 506-2604
DIRECT FAX (212) 849-5604
spurcell@mayerbrownrowe.com

December 12, 2003

03045157

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

SUPPL

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated December 12, 2003.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb Wheeler

dlw 12/17

17185335

File No. 82-4406

NEWS

03 DEC 15 AM 7:21

SCHWARZ PHARMA

From:	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

December 12, 2003

Court of Appeals Affirms KUDCO's Noninfringement in Omeprazole Case

The U.S. Appeals Court for the Federal Circuit affirmed, in its entirety, the district court decision of October 11, 2002 in which only KUDCO's generic omeprazole was found not to infringe Prilosec® patents. The validity of AstraZeneca's formulation patents was also affirmed

SCHWARZ PHARMA today announced that its wholly-owned U.S. generic affiliate Kremers Urban Development Company (KUDCO) has achieved a critical court victory for its generic omeprazole. The U.S. Court of Appeals for the Federal Circuit affirmed the October 11, 2002 U.S. District Court decision that KUDCO's formulation of omeprazole does not infringe AstraZeneca's patents. In the same decision, the Court of Appeals also affirmed the validity of AstraZeneca's formulation patents.

Patrick Schwarz-Schuette, CEO of Schwarz Pharma AG stated: "Schwarz Pharma's U.S. subsidiary KUDCO has always been very confident in its strong legal position. We are very pleased with this outcome."

KUDCO is currently the only company with a court-determined noninfringing generic version to Prilosec®. Thus far, KUDCo has been the only company to prevail against AstraZeneca in the District Court, and now it is the only company to have that success confirmed by Federal Circuit. Omeprazole is sold in the U.S. for the treatment of gastric/duodenal ulcers, gastro-esophageal reflux disease (GERD) and erosive esophagitis. KUDCO's product is a bioequivalent generic version of AstraZeneca's anti-ulcer drug Prilosec®.

KUDCO (Kremers Urban Development Company) is the wholly owned U.S. generic drug business of SCHWARZ PHARMA Inc., U.S.A.
SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2002 the company achieved global sales of € 964 million, thereof 75% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.